REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIVED
2007 MAY -1 A 8:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 April 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07023006

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Yours faithfully

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

Redflex Holdings Limited

File No: 82-34862

Schedule I
16 April 2007

Documents made public since the last submission on **20 February 2007:**

Date	Item	Description
5 April 2007	Company Announcement	Redflex announces Cessation of Performance Rights and Unlisted Options due to the resignation of two employees.
26 March 2007	Company Announcement	Redflex announces New Stop Sign and Speed Enforcement Solution for Mountains Recreation and Conservation Authority(MRCS)
13 March 2007	Company Announcement	Redflex announces Redflex executes a New Photo Enforcement Contract with the City of Lake Jackson, Texas.
5 March 2007	Company Announcement	Redflex announces Redflex executes Four New Photo Enforcement Contracts in the Cities of Albany, Oregon and Wentzville, Missouri and the Counties of Pinal, Arizona and Montgomery, Texas.
28 February 2007	Company Announcement	Redflex announces Investor Briefing
27 February 2007	Company Announcement and Appendix 4D	Redflex announces First Half Results – Appendix 4D and Dividend Reinvestment Plan
23 February 2007	Company Announcement	Redflex announces Redflex executes New Photo Enforcement Contract in the City of McKinney, Texas.
22 February 2007	Company Announcement	Redflex announces Redflex Wins Head-to-Head Pilot Competition in City of Corpus Christi, Texas

Cessation of Performance Rights and Unlisted Options

5 April 2007

Redflex wishes to advise that, consistent with the terms of the Company's Long Term Incentive Plans and Employee Option Plan, some Performance Rights and Options (RDFAT) have ceased due to the resignation of two employees.

The number of Performance Rights that have ceased is 73,731 of which 37,703 were granted on 1 July 2006 and 36,028 on 1 October 2006. The number of RDFAT Options that have ceased is 201,000.

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

New Stop Sign and Speed Enforcement Solution for Mountains Recreation and Conservation Authority (MRCA)

26 March 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of its latest photo enforcement contract with the Mountains Recreation and Conservation Authority (MRCA).

The Mountains Recreation and Conservation Authority (MRCA) is a government entity that comprises a partnership between the Santa Monica Mountains Conservancy, the Conejo Recreation and Park District and the Rancho Simi Recreation and Park District.

The MRCA is responsible for providing enforcement services for almost 55,000 acres of public lands and parks that it owns and that are owned by the Santa Monica Mountains Conservancy or other agencies.

Through a combination of fixed stop sign, fixed speed and mobile solutions; Redflex will be implementing this unique solution in some of the most traveled roads through the heart of Los Angeles.

This contract was awarded to Redflex as a result of a competitive Request for Tender process. The contract is for ten (10) fixed locations and one (1) mobile unit and is for a term of five (5) years with two two-year automatic renewals.

"This is an amazing opportunity that was effectively developed from our robust Redflex platform which enables us to deliver new and valuable solutions that promote increased public safety to our current and new customer-base. We are honored to work with MRCA on implementation of this revolutionary solution that is new to the US marketplace" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 120 USA cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 18 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

REDFLEX HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Se

File No: 82-34862

Redflex executes a New Photo Enforcement Contract with the City of Lake Jackson, Texas

13 March 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of its latest photo enforcement contract with the City of Lake Jackson, Texas.

The City of Lake Jackson, TX
The City of Lake Jackson is located in Brazoria County within the Houston-Sugar Land-Baytown Metropolitan Area and has a fulltime population in excess of 27,000.

The contract is for up to 20 intersections with a term of five years with two, two-year automatic renewals.

"Following the clustering growth model we successfully deployed across the Dallas-Ft Worth Metroplex, I am pleased with the rapid expansion into other regions across the State of Texas. This development focuses on areas like the Houston metropolitan area, including our recent partnership with Montgomery County, and now Lake Jackson" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 120 USA cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex executes Four New Photo Enforcement Contracts in the Cities of Albany, Oregon and Wentzville, Missouri and the Counties of Pinal, Arizona and Montgomery, Texas

5 March 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of four new contracts in the Cities of Albany, Oregon and Wentzville, Missouri, and the Counties of Pinal, Arizona and Montgomery, Texas.

City of Albany, Oregon
The City of Albany is located in the Willamette Valley with a daytime population of 45,000. Albany is the county seat for Linn County. Redflex was awarded this contract as a result of a formal tender process. The contract is for up to 8 intersections and is in effect until June 30, 2010 and upon renewal shall continue for each additional consecutive fiscal year until cancelled.

City of Wentzville, Missouri
The City of Wentzville is located in St Charles County and has a daytime population in excess of 20,000. The contract is for a term of five years plus two, two-year automatic renewals and for the installation of up to 20 intersections.

Pinal County, Arizona
Pinal County has a population in excess of 225,000. Redflex was awarded this speed enforcement contract as a result of a formal tender process. The contract is for five consecutive one-year terms and encompasses a mobile speed enforcement program starting with one van with scope for more.

Montgomery County, Texas
Montgomery County has a population in excess of 375,000 and is located within the Houston–Sugar Land–Baytown metropolitan area. This program will be the first county-oriented photo enforcement program in the State of Texas. With the passage of enabling legislation, the term of this program is five years plus two, two-year automatic renewals.

"We are delighted to have been selected by Montgomery to pioneer the first county-level program in the State of Texas. The development of enabling legislation at the county level provides further opportunity to implement important public safety programs broadly. This partnership builds on the 19 city-level programs Redflex has throughout state of Texas. Additionally, we are pleased to continue building our partnerships in states with successful Redflex programs including the addition of speed enforcement in Pinal County, AZ, and new programs in Wentzville, MO and Albany, OR." said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more than 120 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

File No: 82-34862

RECEIVED


REDFLEX
HOLDINGS
NO
RIGHT
TURN
FEBRUARY/MARCH

Introduction



- **Chris Cooper**
  Chairman
  Redflex Holdings Limited



- **Graham Davie**
  CEO
  Redflex Holdings Limited



- **Ron Johnson**
  CFO
  Redflex Holdings Limited



- **Peter Lewinsky**
  Non–executive director
  Redflex Holdings Limited

Redflex Holdings Limited

- **ASX Listed since 1997 - RDF**
- **89 Million shares on issue**
- **Market cap ~$300 million**
- **Headquarters**
  - 31 Market Street, South Melbourne. Australia.



- **Staff**
  - Approximately 330
- **Business**
  - Traffic Photo Enforcement and related products and services

Highlights

REDFLEX HOLDINGS

- **Continuing growth in Traffic business**
  - Revenue, EBITDA, NPBT, contracts & installed base
- **New directors**
  - Roger Sawley – independent non–executive director
  - Karen Finley – executive director
- **Intent to pay a first dividend early in FY08**
- **Dividend Reinvestment Plan**
  - Shares planned to be issued at a 5% discount to market.
  - Plan is on web site (www.redflex.com.au)
- **Communications business divested effective from 1 Dec 06**

Highlights of H1 07 – USA business

- **Installed base of cameras now approximately 800**
- **26 New contracts in USA in H1 07**
  - Compares with 26 in all of FY06
- **Continued growth in revenue**
- **Entry into new states – MA, MO**
- **Successful 101 Freeway pilot speed program**
  - Positive independent review led to systems reactivation
- **Arizona governor has announced intention to expand program to state freeways**
- **Reduction in % of installed cameras not generating revenue**
  - Now at approximately 8%

Highlights of Australian business

- Excellent performance by Australian business
- Potential opportunities for Build-Own-Operate programs outside of USA
- Strong presence in all states in Australia
- Growing presence outside of USA/Australia
- Ongoing Technology developments & enhancements



Financial Performance - Continuing Operations

- **Revenue**
  - $32.2 million (Up 38% on previous corresponding period (PCP))



- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - $12.2 million (Up 70% on PCP)



- **Net Profit Before Tax (NPBT)**
  - $5.1 million (Up 94% on PCP)



- **Net Profit After Tax (NPAT)**
  - $3.3 million (Up 138% on PCP)



Profit History – Continuing Operations



$M
6
5
4
3
2
1
0
H1 06
H2 06
H1 07
NPBT

Financial Position

- **Total Assets**
  - $110 million
  - Compared with $113 million in H2 06



- **Net Assets/Equity**
  - $69 million
  - Compared with $71 million in H2 06



- **Note: Asset position changed as a result of Communications business divestment**
- **Result despite 6% adverse movement in AUD/USD exchange rate during H1 FY07**

Cash Position

- **EBITDA of $12.25 million**
  - CAPX of $12.64 million for the half
- **Harris Bank facility drawn to US$16.5m of US$19m facility**
- **Sale of Communications business**
  - $4 million cash received to date
  - Further receipt due mid September 07
  - Final price based on performance of RCS against budget - $8.1 million for on budget performance
- **Tax paid – $2.92 million**
- **Investment in R&D - $1.25 million**
  - 3.9% of revenue

Key Measures and Ratios

- **Basic Earnings per Share**
  - 3.77 cents (continuing operations)
- **Diluted Earnings per Share**
  - 3.68 cents (continuing operations)
- **Net Tangible Assets per Share**
  - 71.1 cents
- **Interest Bearing Debt/Equity Ratio**
  - 0.32
- **Working Capital Ratio**
  - 3.58

USA Business

- Headquartered in Scottsdale, Arizona
- Office in Culver City, California
- Representatives for sales, customer support and maintenance distributed throughout USA
- Approximately 230 staff
- Business is red light and speed photo enforcement on an outsourced Build-Own-Operate basis
- Approximately 800 traffic cameras installed
- Operations in 17 states
- 120 cities under contract
- 26 new contracts in H1, 9 more since 1 January 2007
- Expect to install over 230 new systems in FY2007 (35% increase in installed base)



USA Business Model

- **Build Own Operate-USA Example**
  - 5 to 7 year contracts with cities for red-light or speed programs.
  - Revenue stream based on system performance and driver behaviour.
  - City shares revenues with Redflex.
  - Revenue models
    - Fixed monthly fee; or
    - Fixed fee per citation
  - High quality debtors, payment on ~30 days
  - Typically 6 - 20 red-light camera systems per city.
  - Collision/injury/fatality reduction of 15 - 50% over time.



Market Leadership

- **Outsourcing programs with local government for public safety**
  - Redflex is the largest provider of red light/speed photo enforcement in the USA, with over half of the digital market
- **Advanced digital camera technology**
  - Redflex camera systems deliver a more efficient and higher quality evidence package than the competition.
- **Vehicle detection technology for both position and speed**
  - Redflex detection technology delivers better results, based on public data, than competing products.
- **End to end processing of photo enforcement citations**
  - Redflex is the leader in providing end to end processing of photo enforcement.
- **Construction and program implementation**
  - Redflex capability to design, install and commission leads the industry.

Typical Process Overview



Redflex Camera
Incident
Red Light Violation
1.
Violation Details are Automatically Downloaded to RTS Database
REDFLEX TRAFFIC SYSTEMS
2.
Notice Processing and DMV Look Up
3.
Police Authorization
4. Becomes a Notice
Redflex Prints and Mails Notice to Violator
5.
Violator Responds
6.
7.
Citation Paid
Individual Requests a Hearing

US States Covered


WASHINGTON
OREGON
CALIFORNIA
IDAHO
NEVADA
MONTANA
WYOMING
UTAH
ARIZONA
COLORADO
NEW MEXICO
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
KANSAS
OKLAHOMA
TEXAS
MINNESOTA
IOWA
MISSOURI
ARKANSAS
LOUISIANA
WISCONSIN
ILLINOIS
MICHIGAN
INDIAN
KENTUCKY
TENNESSEE
MISS
ALABAMA
OHIO
GEORGIA
FLORIDA
WV
VIRGINIA
NORTH CAROLINA
SOUTH CAROLI
PENN
NEW YORK
VT
NH
MAINE
MASS
RI
CONN
NEW JERSEY
DELAWARE
MARYLAND

USA City Contracts



120
100
80
60
40
20
0
2003 2004 2005 2006
CY
Cities

Installed cameras systems (CY)


800
700
600
500
400
300
200
100
0
2003
2004
2005
2006
CY
Cameras

USA Potential Market

- **Potential red light enforcement market:**
  - 350,000 signalized intersections
  - Assuming 1 in 5 to 1 in 10 enforced
    = 35,000 to 70,000 approaches
  - US$2-4 billion potential p.a.
- **Alternatively:**
  - 2,500 candidate cities (>10,000 pop.)
  - Assuming average 15-20 cameras each
    = 37,000 to 50,000 approaches
- **Speed photo enforcement market:**
  - Market is relatively small at present but showing good growth
  - Wider community support is emerging
- **Redflex progress in market**
  - Approx 5% of the potential market penetrated for red light
  - Photo enforcement is high growth opportunity in the USA.
  - Redflex has contracts in 17 states, 9 with speed enforcement


RED
LIGHT
PHOTO
ENFORCED

Competitive Environment

- **Still a relatively small number of competitors**
  - Redflex - ~48% market share
  - ACS - ~17%
  - Nestor - ~13%
  - ATS - ~9%
  - Peek - ~6%
  - Lasercraft - ~6%
  - Other – 1%
- **Some pricing pressure**
- **Increased use of lobbyist/sales consultant**
  - On retainer/success fee basis
  - Most competitors are using this approach


RDF
ACS
Nestor
Peek
L'Craft
ATS
Other

Source – media reports and Redflex internal analysis

US Legislative/Legal Issues

- **Some legislative advancements**
  - Ohio HB56 vetoed by state governor
  - Illinois legislation clarified
  - Supportive legislation introduced in CT, SC, VA
- **Ongoing issues are being addressed as they arise**
  - Adverse legislation introduced in TX
  - Legislative challenges have been raised or proposed in AZ
- **Geographical and jurisdictional diversity provides some hedge**
- **Significant costs are incurred in dealing with issues**
  - Lobbyists and legal advisers are an essential investment
- **Now approximately 8% of camera systems are non-revenue generating**
  - Bellwood, IL program - 5 cameras now operational
  - Davenport, IA - 5 cameras suspended pending court appeal process
  - Efforts still underway in Minneapolis, MN & Union County, NC
- **Legal cases**
  - Redflex has been named (with city) in several contested citation cases

Traffic Australia

- **Headquartered at 31 Market Street, South Melbourne**
- **Territory – Australia and the rest of the world**
- **Most group technology has been developed in Australia**
  - Have moved toward a collaborative technology development model with USA
- **Camera and other equipment manufacturing**
- **Relationships with government clients in all states in Australia**
  - Market leader in Australia
- **Customers around the world**
- **European Office based in UK**
- **Predominantly sale of products and services**
  - Long term revenue from maintenance & support contracts

Traffic Australia achievements

- **Enhancements to Integrated Infringement Processing System (IIPS) for Western Australia Police Service**
- **Redlight/speed cameras delivered to South Australia**
  - further enhancements in progress
- **Camera systems for NSW, including**
  - Bus lane enforcement cameras
  - Lane Cove tunnel cameras
- **Additional maintenance contracts**
  - Growing recurring revenue base
- **Victoria red light/speed cameras delivered and installed**
  - Now 52 combos in Melbourne
- **Rail crossing cameras**
  - Delivered to USA
  - Contacted for delivery to WA
- **Opportunities identified for potential BOOM programs**

Redflex Outlook

- **Growth in US and global markets is anticipated to continue**
- **We expect Redflex to continue to maintain its dominant position in the US**
  - Growing to and beyond 50% market share
  - Winning >60% of new business
- **Growth in installed cameras**
  - Expect to install over 230 cameras in FY07
- **Legislative/legal issues will continue**
  - Will be managed proactively using lobbyists & attorneys as necessary
- **Non-USA annuity stream business expected to emerge in FY07 or FY08**
- **Continued investment in intellectual property is planned**
  - Now USA and Australia are both undertaking IP development


REDFLEX
HOLDINGS
NO
RIGHT
TURN
7 9
4 6
FEBRUARY/MARCH 2007

File No: 82-34862

First Half Results – Appendix 4D and Dividend Reinvestment Plan

27 February 2007

First Half Results FY2007

The directors are pleased to release the first half year results for the six months ending 31 December 2006.

Please refer to the Appendix 4D attached.

Dividend Reinvestment Plan

The Directors are pleased to announce the introduction of a Dividend Reinvestment Plan (DRP). The DRP provides shareholders with registered addresses in Australia and New Zealand (eligible shareholders) with a convenient method of increasing their shareholding in Redflex by reinvesting all or part of their dividend in additional fully paid ordinary shares. DRP shares are issued free of brokerage, commission, and stamp duty.

A DRP information booklet incorporating the Rules of the DRP is available on our website www.redflex.com.au. A DRP Election Form, the booklet, and other documents relating to the dividend and the DRP, will be sent to eligible shareholders soon after the quantum of the dividend is announced on or before 15 September 2007.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

APPENDIX 4 D

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

APPENDIX 4D

REDFLEX HOLDINGS LIMITED
ABN: 96 069 306 216

ASX PRELIMINARY FINAL REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET AND LODGED WITH THE AUSTRALIAN STOCK EXCHANGE UNDER LISTING RULE 4.3A

The Company has recorded revenue from continuing operations of $32.2 million which was up 38 % on the corresponding first half of the previous financial year. The net profit before tax for the Group from Continuing operations was $5.1 million compared to the previous corresponding half year profit of $2.6 million, an increase of 94%. The net profit after tax for the group from Continuing operations was $3.3 million compared to the previous corresponding half year profit of $1.4 million, an increase of 138%.

The increase in revenue arose predominantly from the growth in our Traffic photo enforcement business in the USA.

				$000
Results from Continuing Operations				
Revenue from Continuing operations	up	38%	to	32,238
Profit before tax attributable to members	up	99%	to	5,091
Profit after tax attributable to members	up	145%	to	3,337
Results from Discontinued Operations prior to disposal				
Revenue from discontinued operations				3,498
Profit (loss) before tax from discontinued operations				(77)
Loss on sale of discontinued operations				(760)
Tax on taxable profit on sale of discontinued operations				(1,364)
Net results from all activities				
Profit before tax attributable to members				4,252
Profit after tax attributable to members				1,136
Basic Earnings per share				
Basic EPS from continuing activities	up	68%	to	3.77 cents
Basic EPS from discontinued operations				(2.48) cents
Net tangible assets per share	up	7%	to	71.1 cents

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
No dividends were paid or proposed for the half year		

OPERATING AND FINANCIAL REVIEW

Group Overview

Redflex Holdings Limited has been in business since 1995. The Company was originally involved in a number of research and development activities and was listed on the ASX in February 1997. Over the last few years, the digital Traffic camera photo enforcement business has been highly successful, with the Company now enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM). This business model is now contracted in 120 cities over 17 states within the USA.

The Company also operates from within Australia, a digital Traffic camera photo enforcement business which supplies world markets with camera and back office products. Revenue for this entity arises from sales of product and services.

The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from programs with cities within the USA. This has now become the core business for the company after the sale of the Communications business which allows the full focus and resources of the company to be applied to the traffic business.

Traffic Highlights

With the divestment of the Redflex Communications business now complete, the Redflex Group is exclusively focused on its Traffic Systems business – in the USA through Redflex Traffic Systems Inc, and in Australia and the rest of the world through Redflex Traffic Systems Pty Ltd.

USA Traffic Operations

Redflex continues to grow in its USA market and has achieved an increasing share of a rapidly growing market.

In the USA new contracts with cities have been signed at a record rate. 26 new contracts were signed in the six months to December, compared to 26 contracts for the whole of the 2006 financial year, and 10 in the previous financial year. These contracts have been won in a competitive environment, and account for over 60% of new business won in the whole of the industry. Based on best available information through public sources, Redflex' overall market share in the USA is now approximately 48%.

Since 1 January 2007 to the date of this report, a further 9 contracts have been signed with US cities, indicating that the growth in the industry is continuing.

The new contracts signed since 1 July 2006 and subsequently are:

Moultrie, GA	St Peters, MO
El Paso, TX	Hapeville, GA
Lancaster, CA	Prescott Valley, AZ
Riverside, CA	Grand Prairie, TX
Farmers Branch, TX	Tifton, GA
University Park, TX	Walnut, CA
Montebello, CA	Moses Lake, WA
SeaTac, WA	Harlingen, TX
Longview, TX	Oak Lawn, IL
Richland Hills, TX	Coppell, TX
Menlo Park, CA	Dalworthington Gardens, TX
North Richland Hills, TX	Saugus, MA
Kingsport, TN	Sioux City, IA
Marshall, TX *	Rio Vista, CA *
Commerce, CA *	Northfield, IL *
Burlingame, CA *	Terrell, TX *
Redding, CA *	Corpus Christi, TX*
McKinney, TX*	

* Contracts signed in H2 FY2007.

Each new contract requires a significant amount of work to set up the program and incorporate the specific requirements of the city. The Redflex team has grown to accommodate this challenge and continues to keep up with an accelerating demand for these new cities to be implemented and activated.

The new contracts in the state of Texas have moved that state to have the second largest number of city contracts, after California.

The addition of programs in two new states, Missouri and Massachusetts also indicates the expanding market. Redflex now has programs in 17 states.

Redflex has committed further resources to its strategic marketing efforts and is refining the long term strategy for the business.

Legislative and legal issues

Issues arising from legislation and legal challenges continue to be a risk to the business. We are managing this risk through a number of ongoing initiatives, and expect to do so for the foreseeable future. There have been some positive developments in this area in recent times:

- House Bill 56, the Ohio proposed legislation that had the potential to severely curtail city enforcement programs, was vetoed by the governor of the state. This is a very positive development for both the industry and those cities that have, or are contemplating, photo enforcement programs
- In the city of Bellwood, IL Redflex has worked closely with the city to convert the program that was initially commenced as a speed enforcement program to a red-light program which has now commenced operations.
- Legislation supportive of photo enforcement has been passed in Virginia and supportive legislation has also been introduced into legislatures in Connecticut and South Carolina.

However, other programs that have been reported as temporarily suspended have not yet been reinstated due to the complexities of the legislative or legal issues involved. Other issues have been:

- Legislation opposing photo enforcement has been introduced into the Texas legislature.
- The city of Davenport in Iowa recently requested that the program there, comprising 5 camera systems, be suspended pending the outcome of an appeal process arising from a challenge to an individual citation.
- Redflex has also been named as a co-defendant in a number of law suits brought against cities by individuals contesting their infringements. Redflex attorneys are working closely with the city attorneys in these cases.

We continue to manage these situations, through the use of attorneys who are expert in the legal issues, by the use of lobbyists in circumstances where this is appropriate, and by providing assistance to cities in dealing with issues. We take a proactive approach in identifying potential issues and proposing solutions to cities as part of our overall service offering. We also assess the appropriateness of the legislative framework in new states, prior to committing to contracts in those states.

The legislative/legal landscape is complex and will require continued investment and management to ensure that our leading position in the photo enforcement industry is protected and advanced.

Australian Traffic Operations

The first half has shown impressive performance for the Australian Traffic business, which provides photo enforcement products and services for the Australian market and to the rest of the world. Some of the key achievements of the Australian Traffic business in the period since June 2006 have been:

- Following the system going live in June 2006, we have undertaken ongoing enhancements to the Integrated Infringement Processing Systems to meet Western Australia Police user requirements, including an order to upgrade the product to support digital cameras in addition to the existing wet-film cameras in use in that State;
- A contract was signed and we have now delivered digital red light and speed camera systems for South Australia. A number of further enhancements to operations in that state are in progress or are planned;
- Orders were received for a range of additional cameras for NSW, including a contract for a first of its type bus lane enforcement system, and cameras systems for the Lane Cove tunnel;
- Additional maintenance contracts have been signed for: point-to-point cameras on the Hume Hwy; and combination red light/speed cameras in the Melbourne metropolitan area in Victoria;
- In the state of Victoria our Stage 2 implementation of combination red light/speed cameras is now operational. Redflex now has 52 of these latest technology systems in operation in Victoria, in addition to the other camera types in use on freeways;
- A rail crossing system has been delivered to the USA where it will be the first operational system of its type. The work done on rail crossing enforcement delivered to USA and has also been ordered for Western Australia;
- We have identified and are pursuing opportunities for outsourcing business models for photo enforcement operations in a number of countries, and are optimistic that these may lead to our involvement in Build-Own-Operate programs;
- Redflex Australia continues to ship cameras to meets the growing requirements for installations in the USA

As part of our ongoing commitment to excellence in all that we do, we have committed to take the company's Occupational Health and Safety (OH&S) systems to independent accreditation to Australian Standard 4801.

Technology

We have continued our thrust of investing in technologies relating to our market and are progressively delivering new products and enhancements to existing products. We have delivered systems with sensor technologies based on in-roads loops and pressure sensors, video loops, radar and laser to suit specific customer off site requirements. Having available the full range of sensors in this area is seen as an important element of our competitive advantage in the market. Further development in these and other technologies is planned, with the investment in technology development at around 5% of revenue expected to continue.

Redflex Group Developments

The Board recently announced the appointment to the board of two USA based directors – Roger Sawley as an independent non-executive director, and Karen Finley as an executive director. This added focus on the US business at Board level reflects the significance of that market to the company as a whole.

In addition, the Board has recently invested significant time in the update of the group 5-year strategic plan, which will underpin all activities of the group for that timeframe.

The introduction of a Dividend Reinvestment Plan is another initiative following the indication given at the AGM that an initial dividend is likely to be paid early in the 2008 financial year. Under the DRP shares will be issued at a 5% discount to market for those shareholders who elect to participate. The DRP document is available on the company website and a copy will be mailed to all shareholders giving the option to elect to participate.

Redflex Communications Systems

The Communications division was divested in December 2006 to the Allied Technologies Group. The final price to be paid by Allied will be determined by the performance of the division against its budget for the 2007 financial year. We will be in a position to make the final determination on price after the audited accounts for the business are available following the end of the financial year. A nominal price of $8.2 million will be received if the business meets budget, with adjustment up or down for performance over or under budget. $4 million of the purchase price has been received to date. The divestment has allowed a sharp focus on the development and growth of the Traffic business.

Litigation

During the half, Redflex has had proceeding initiated against it in relation to the Interactive Telephony Partnership, an ongoing matter which has been detailed in the notes to the annual accounts for the past three years. Redflex has indicated an intention to defend the proceedings. In addition RTS Inc has been named as co-defendant in several cases in the USA relating to individual infringements, and intends to defend all of these and to assist the cities in which these proceedings have arisen.

Outlook

Redflex continues in its dominant position in the emerging US market, and we intend to maintain that position through the strength of our customer relationships, the quality and scope of our service offering, and through product and technology developments, to stay at the forefront of the industry in which we specialise. The growth in the market is evident in the progression of new contracts emerging. The increasing emphasis on speed enforcement is very encouraging, particularly the announcement by the governor of the State of Arizona that the state will investigate the potential rollout of the pilot 101 freeway program across the whole of the state.

Outside of the USA, we have seen strong prospects for future business, new opportunities emerging and a growing base of long term revenue for maintenance and support services as the installed base of cameras continues to grow. This long term revenue base provides stability and support for the business going forward.

We remain optimistic about the size of the potential market and the rate at which growth is occurring, and believe that Redflex is strongly positioned to take advantage of the global market for Traffic Photo Enforcement as it builds out progressively.

REDFLEX HOLDINGS LIMITED

Operating results for the half year

The Company showed revenue from continuing operations of $32.2 million which was up 38% on the corresponding first half of the previous financial year (H1 2005 - $23.4 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business.

Segment revenue from continuing operations is:

Revenue from continuing activities	First half FY07	First half FY06	% change
	$000	$000	$000
USA Traffic business	25,301	17,582	43.9%
Australian traffic business	6,651	5,467	21.9%
Head Office Interest income	286	384	
Revenue from continuing operations	**32,238**	**23,433**	**37.6%**

The earnings before interest, tax, depreciation and amortisation (EBITDA) from continuing operations is:

EBITDA	First half FY07	First half FY06	% change
	$000	$000	
EBITDA from Traffic business	13,826	8,751	**57.9%**
Head Office costs	(1,580)	(1,600)	**(1.2%)**
EBITDA	12,246	7,151	**71.3%**

The pretax profit from continuing operations is:

PreTax Profit	First half FY07	First half FY06	% change
	$000	$000	
PreTax profit from Traffic business	6,685	4,173	**60.3%**
Head Office costs	(1,594)	(1,616)	(1.4%)
PreTax Profit from continuing operations	**5,091**	**2,557**	**99.4%**

The net profit after tax from continuing operations is:

After Tax Profit	First half FY07	First half FY06	% change
	$000	$000	
Net profit from continuing operations	3,337	1,362	145.0%

REDFLEX HOLDINGS LIMITED

DIRECTOR'S REPORT

Your Directors submit their report for the half-year ended 31 December 2006

The names of the Company's Directors in office during the half-year and until the date of this report are:

- Christopher Cooper (Chairman)
- Robin Debernardi
- Graham Davie
- Peter Lewinsky
- Bruce Higgins (resigned effective from 30 November 2006)
- Roger Sawley (appointed 9 February 2007)
- Karen Finley (appointed 9 February 2007)

Review and results of operations – H1FY07

The group experienced an increase in revenue and before and after tax profits from continuing operations during the first half of the 2006/2007 year.

For the first half of the 2006/2007 year the Redflex Continuing operations reported:

- Revenues: $32.24 million - up 37.6% on the corresponding period in the previous financial year.
- Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA): $12.25 million – up 71.3% on the corresponding period last year.
- Net Profit before Tax: $5.09 million – up 99.4% on the corresponding period last year.
- Net Profit after Tax: $3.38 million – up 145.0% on the corresponding period last year.

In the USA, Redflex Traffic Systems now has contracts with 120 cities across 17 states, with 26 of those contracts coming in the first half of FY 2007. Subsequent to 31 December 2006 Redflex has contracted with a further 9 cities.

In addition, substantial extensions to existing contracts have been:

- a contract extension in the City of Chicago, Illinois, received in November, for a further 60 systems, making the Chicago program the largest photo enforcement program in the USA.
- Redflex introduced the first fixed photo speed enforcement systems on a US freeway during a 9 month trial period. It is situated on a 7.8 mile stretch of freeway in Scottsdale, Arizona. The success of the pilot program and resultant improvement in safety outcomes has resulted in the program being reactivated from 22 February 2007. The Governor of the State of Arizona has requested that the program be reactivated while the State prepares to expand and implement a state-run photo enforcement system.

Divestment of the Communications Business

On 6 December 2006 the company divested the operations of Redflex Communication Systems, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets to allow the full focus and resources of the Company to be applied to the digital Traffic camera photo enforcement business.

The divestment of the Communications Group comes after lengthy negotiations and the Board is very pleased with the outcome. Under the terms of the agreement the Communications Group has been sold for a nominal price of about $8.2 million which is based on achievement of the Earnings Before Interest and Tax (EBIT) budget for the 2007 financial year. The price will be adjusted according to the actual performance of the Communications Group over the same period and is capped at a maximum of $10 million. The book value of the Communications Group at the time of sale was approximately $8.8 million. $4 million has been paid on signing of the Sale and Purchase agreement, with the remaining amount payable in September 2007.

Financing Activities

Existing funding facilities place the Company in a strong financial position going forward with the ability to maintain and increase current installation rates. Based on current projections for growth, current facilities are considered adequate to take the Company to the point where the capital expenditure required for planned growth is fully fundable from net operating activities.

Events subsequent to 31 December 2006

There have been no events of a material nature subsequent to 31 December 2006 that are likely to have an impact on the results and not otherwise dealt with in this report.

Rounding

The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor's Independence

The Company has received the Auditor's Independence Declaration dated 27 February 2007.

Signed in accordance with a resolution of the Directors.

Graham Davie

Director

Melbourne, 27 February 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our review of the financial report of Redflex Holdings Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

David Petersen
Partner
Melbourne
Date: 27 February 2007

REDFLEX HOLDINGS LIMITED

INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated Entity 31-Dec-06 $000	Consolidated Entity 31-Dec-05 $000
Continuing operations			
Sale of goods and services		6,776	5,457
Revenue from fee for service contracts		25,184	17,582
Finance revenue		278	394
Total Revenue		**32,238**	**23,433**
Cost of sales		4,334	3,180
Cost of fee for service contracts		6,330	4,709
Cost of Goods sold		**10,664**	**7,889**
Gross Profit		**21,574**	**15,544**
Marketing related expenses		2,445	1,724
Administrative related expenses		5,719	4,919
Program management costs		1,171	1,204
Amortisation of intangibles		344	259
Depreciation on fee for service contracts		5,767	3,971
Depreciation - other		178	135
		15,624	**12,212**
Profit from continuing operations before tax and financing costs		**5,950**	**3,332**
Interest		859	775
Profit from continuing operations before tax		**5,091**	**2,557**
Income tax expense		1,754	1,195
Profit After Tax from continuing operations		**3,337**	**1,362**
Loss from discontinued operations			
Operating profit (loss) before tax on discontinued operations		(77)	4,277
Book loss on divestment of discontinued operations		(760)	0
Tax on taxable profit on divestment of discontinued operations		(1,364)	0
Loss after tax from discontinued operations	4	**(2,201)**	**4,277**
Net Profit attributable to members of the parent		**1,136**	**5,639**
Earnings per share (cents per share)			
- basic for profit for half year attributable to ordinary equity holders of the parent Company		1.29 cents	6.61 cents
- basic for profit from continuing operations attributable to ordinary equity holders of the parent Company		3.77 cents	2.22 cents
- diluted for profit for the half year attributable to ordinary equity holders of the parent Company		1.27 cents	6.33 cents
- diluted for profit from continuing operations attributable to ordinary equity holders of the parent Company		3.67 cents	2.13 cents
- dividends per share attributable to ordinary equity holders of the parent Company		Nil	Nil

REDFLEX HOLDINGS LIMITED

BALANCE SHEET

AS AT 31 DECEMBER 2006

	Note	Consolidated Entity 31-Dec-06 $000	Consolidated Entity 30-June-06 $000
Current Assets			
Cash and Cash Equivalents		8,302	11,564
Security Deposits		634	1,252
Trade and Other Receivables		14,140	12,239
Inventories		14,439	11,849
Other assets		690	0
		38,205	36,904
Assets used in Discontinued Operations		0	11,120
Total Current Assets		38,205	48,024
Non-Current Assets			
Property Plant & Equipment		54,612	52,214
Deferred Tax Asset		10,808	7,800
Intangible Assets and Goodwill		6,453	5,549
Total Non-Current Assets		71,873	65,563
Total Assets		110,078	113,587
Current Liabilities			
Trade and Other Payables		5,903	7,921
Interest Bearing Borrowings		1,247	280
Income Tax Payable		2,607	3,258
Provisions		928	976
Total Current Liabilities		10,685	12,435
Liabilities directly associated with discontinued operations		0	2,275
		10,685	14,710
Non Current Liabilities			
Interest Bearing Borrowings		20,931	21,790
Deferred Tax Liability		9,356	5,867
Provisions		106	87
Total Non Current Liabilities		30,393	27,744
Total Liabilities		41,078	42,454
Net Assets		69,000	71,133
Equity attributable to equity holders of the Parent Company			
Contributed Equity		81,179	80,959
Foreign Currency Translation Reserve		(4,988)	(1,176)
Employee Entitlements Benefit Reserves		2,935	2,612
Accumulated Losses		(10,126)	(11,262)
Total Equity		69,000	71,133

REDFLEX HOLDINGS LIMITED

CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated Entity	
		31-Dec-06	31-Dec-05
		$000	$000
Cash Flows from Operating Activities			
Receipts from Customers		33,204	36,881
Receipt of Government Grants		0	753
Payments to Suppliers and Employees		(24,402)	(23,063)
Interest Received		286	384
Interest Paid		(868)	(765)
Income Tax Paid		(2,922)	0
Net Cash Flows from (Used in) operating activities		**5,298**	**14,190**
Cash Flows (used in) from Investing Activities			
Purchase of Property, Plant and Equipment		(12,643)	(10,775)
Proceeds from sale of discontinued operations net of cash disposed of		3,350	0
Capitalised Development Costs		(1,248)	(1,504)
Net Cash Flows (Used in) from investing activities		**(10,541)**	**(12,279)**
Cash Flows from Financing Activities			
Bank Borrowings		1,907	7,524
Proceeds from Issue of Ordinary Shares		219	308
Net Cash Flows from financing activities		**2,126**	**7,832**
Net Increase in Cash held		**(3,117)**	**9,743**
Effect of Exchange Rate Changes on Cash		(145)	100
Cash at Beginning of Period		11,564	9,767
Cash and Cash equivalents at end of period		**8,302**	**19,610**
Reconciliation of cash			
Cash at the end of the period consists of:			
Cash at Bank		4,032	5,174
Deposits at Call		4,270	14,436
		8,302	**19,610**

The Cash Flow Statement for the half year period ended 31 December 2006 excludes the cash flows in relation to the discontinued operations. The period ended 31 December 2005 includes cash flows produced by the discontinued operations.

REDFLEX HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 31 DECEMBER 2006

Consolidated Entity	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Consolidated Entity
	$000	$000	$000	$000	$000
At 1 July 2005	**79,900**	**(2,268)**	**0**	**(17,374)**	**60,258**
Profit for the period	0			5,640	5,640
Cost of share based payment	0		109		109
Currency translation differences	0	1,039			1,039
Exercise of employee options	777	0			777
At 31 December 2005	**80,677**	**(1,229)**	**109**	**(11,734)**	**67,823**
At 30 June 2006	**80,959**	**(1,176)**	**2,612**	**(11,262)**	**71,133**
Profit for the period	0	0	0	1,136	1,136
Cost of share based payment	0	0	323	0	323
Currency translation differences	0	(3,812)	0	0	(3,812)
Exercise of employee options	220	0	0	0	220
At 31 December 2006	**81,179**	**(4,988)**	**2,935**	**(10,126)**	**69,000**

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

NOTE 1 CORPORATE INFORMATION

Redflex Holdings Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.

The nature of the operations and principal activities of the Group are described in Note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore can not be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the consolidated entity as the full financial report. The half-year financial report should be read in conjunction with the annual Financial Report of Redflex Holdings Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Redflex Holdings Limited and its controlled entities during the half-year ending 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards, including AASB 134 Interim Financial Statements. The financial report has also been prepared on a historical cost basis. The financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year consolidated financial statements has been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006.

(c) Basis of Consolidation

The Consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries as at the end of the reporting period.

The financial statements of subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date from which control is transferred out of the Group.

(d) Changes in Accounting Policies

There have been no changes in accounting policies during the half year ended 31 December 2006.

NOTE 3 SEGMENT INFORMATION

The Group's primary reporting format is business segments and its secondary format is geographical segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic Division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International traffic business involves the sale of traffic enforcement products to those markets.

The Communications Business has been divested.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate Division represents the Group's Head Office which is based in Melbourne, Australia.

REDFLEX HOLDINGS LIMITED

NOTE 3 SEGMENT INFORMATION (CONTINUED)

Operating results by business and geographical segments are as follows:

Half Year ended 31 December 2006	Continuing Operations				Discontinued Operations	Total Operations
Business Segments	Corporate	USA Traffic	Australian Traffic	Total		
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods and services to external customers	0	117	6,651	6,768	3,498	10,266
Revenue from fee for service contracts	0	25,184	0	25,184	0	25,184
Interest Income	255	0	23	278	8	286
Inter-segment revenue	0	0	8,306	8,306	0	8,306
Total segment revenue	**255**	**25,301**	**14,980**	**40,536**	**3,506**	**44,042**
Inter-segment elimination					(8)	(8,306)
Total Consolidated Revenue					**3,498**	**35,736**
Result						
Earnings Before Interest Tax Depreciation & Amortisation	(1,580)	10,513	3,313	12,246	374	12,620
Depreciation	(14)	(5,747)	(184)	(5,945)	(94)	(6,039)
Amortisation	0	0	(344)	(344)	(357)	(701)
Writedown on disposal of discontinued operations		0	0	0	(760)	(760)
Segment result	**(1,594)**	**4,766**	**2,785**	**5,957**	**(837)**	**5,120**
Unallocated expenses					0	0
Profit before tax and finance charges					**(837)**	**5,120**
Finance charges					0	(868)
Profit before Income tax					**(837)**	**4,252**
Income Tax Expense					(1,364)	(3,116)
Net Profit for the half year					**(2,201)**	**1,136**
Assets and Liabilities						
Segment assets	12,119	81,665	16,294	110,078	0	110,078
Unallocated assets	0	0	0	0	0	0
Total assets	**12,119**	**81,665**	**16,294**	**110,078**	**0**	**110,078**
Segment liabilities	3,849	34,666	2,563	41,078	0	41,078
Unallocated liabilities	0	0	0	0	0	0
	3,849	**34,666**	**2,563**	**41,078**	**0**	**41,078**
Other segment information						
Capital expenditure	**0**	**10,137**	**34**	**10,171**	**0**	**10,171**

Operating results by business and geographical segments (Continued)

Half year ended 31 December 2005		Continuing Operations				
Business Segments	Corporate	USA Traffic	Australian Traffic	Total	Discontinued Operations	Total Operations
	$000	$000	$000	$000	$000	$000
Revenue						
Revenue from sale of goods & services to external customers	0	88	5,457	5,545	13,163	18,708
Revenue from fee for service contracts	0	17,494	0	17,494	0	17,494
Interest income	384	0	10	394	135	529
Inter-segment revenue	0	0	4,745	4,745	0	4,745
Total segment revenue	**384**	**17,582**	**10,212**	**28,178**	**13,298**	**41,476**
Inter-segment elimination					0	(4,745)
Total Consolidated Revenue					**13,298**	**36,731**
Result						
Earnings Before Interest Tax Depreciation & Amortisation	(1,600)	6,911	1,840	7,151	6,111	13,262
Depreciation	(16)	(3,971)	(120)	(4,107)	(147)	(4,254)
Amortisation	0	0	(259)	(259)	(374)	(633)
Segment result	**(1,616)**	**2,940**	**1,461**	**2,785**	**5,590**	**8,375**
Unallocated expenses					0	0
Profit before tax and finance charges					**5,590**	**8,375**
Finance charges					135	(93)
Profit before income tax					**5,725**	**8,282**
Income Tax Expense					(1,448)	(2,643)
Net Profit for the half year					**4,277**	**5,639**
Assets and Liabilities						
Segment assets	17,314	64,538	13,507	95,359	11,926	107,285
Unallocated assets	0	0	0	0	0	0
Total assets	**17,314**	**64,538**	**13,507**	**95,359**	**11,926**	**107,285**
Segment liabilities	3,011	29,632	1,691	34,334	5,089	39,423
Unallocated liabilities	0	0	0	0	0	0
Total liabilities	**3,011**	**29,632**	**1,691**	**34,334**	**5,089**	**39,423**
Other segment Information						
Capital expenditure	0	10,544	142	10,686	89	10,775

Geographical Segments

The Consolidated Entity's geographical segments are determined by the Group's assets and operations. The following table represents revenue and certain asset information regarding geographical segments for the half years ended 31 December 2006 and 2005.

Half year ended 31 December 2006

	USA	Australia	Other	Total
Revenue	**$000**	**$000**	**$000**	**$000**
Revenue from sale of goods & services to external customers	117	18,463	0	18,580
Finance Income	0	286	0	286
Revenue from fee for service contracts	25,184	0	0	25,184
Less revenue from discontinued operations	0	(3,506)	0	(3,506)
Total revenue from continuing operations	**25,301**	**15,243**	**0**	**40,544**
Inter-segment sales				(8,306)
Segment revenue				**32,238**

Half year ended 31 December 2005

	USA	Australia	Other	Total
Revenue	**$000**	**$000**	**$000**	**$000**
Revenue from sale of goods & services to external customers	12,104	10,475	874	23,453
Finance Income	0	528	0	528
Revenue from fee for service contracts	17,494	0	0	17,494
Less revenue from discontinued operations	(12,016)	(407)	(874)	(13,297)
Total revenue from continuing operations	**17,582**	**10,596**	**0**	**28,178**
Inter-segment sales				(4,745)
Segment revenue				**23,433**

NOTE 4 DISCONTINUED OPERATIONS

On 6 December 2006 the company divested the operations of Redflex Communication Systems, a company that designs, integrates and installs voice and data communication systems for the commercial and defence markets to allow the full focus and resources of the Company to be applied to the digital Traffic camera photo enforcement business.

The results for Redflex Communications systems for the period to the point of sale are:

	To 6 December 2006	Half year ended 31 December 2005
	$000	$000
Revenue	3,505	13,298
Expenses	(3,582)	(7,708)
	(77)	5,590
Finance income	0	135
Loss on divestment of discontinued operations	(760)	0
Profit (loss) before tax from discontinued operations	**(837)**	**5,725**
Income tax expense		
- related to pre-tax profit	0	(1,448)
- tax on taxable profit on sale of discontinued operations**	(1,364)	0
** Capital gains tax payable on sale of discontinued operations		
Net profit (loss) for the half year attributable to discontinued operations	**(2,201)**	**4,277**

The major classes of assets and liabilities of Redflex Communications Systems Pty Ltd measured at the lower of carrying amount and fair value less costs to sell as at the point of sale was:

	Net Book Value on disposal
Assets	$000
Intangibles	5,805
Plant & Equipment	198
Deferred Tax asset	260
Inventory	4,148
Trade & other receivables	788
Cash and cash equivalents	475
Assets classified as held for sale	**11,674**
Liabilities	
Trade Creditors and Payables	827
Provisions - Current	256
Provisions – Non Current	129
Deferred Tax Liability	1,696
Liabilities directly associated with non-current assets classified as held for sale	**2,908**
Net assets attributable to operations classified as a disposal group held for sale	**8,766**
Anticipated costs associated with the divestment of the business	172
Anticipated proceeds on divestment of discontinued operations net of sale costs	(8,178)
Book loss on divestment of continued operations	(760)
Tax on taxable profit on sale of discontinued operations	(1,364)
Loss before tax on discontinued operations to point of sale	(77)
	(2,201)

The net cash flows of Redflex Communication Systems are as follows;

	To 6 December 2006	Half year ended 31 December 2005
	$000	$000
Net cash flows from discontinued operations		
Operating activities	357	5,368
Net Cash Inflow	357	5,368

Earnings per share for operations classified as a discontinued operation are as follows;

	To 6 December 2006	31 December 2005
	$000	$000
Earnings per share from discontinued operations		
For basic earnings per share	(2.47) cents	4.39 cents
For diluted earnings per share	(2.40) cents	4.21 cents

NOTE 5 ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities				
Issued at 30 June 2006	88,461,979	88,461,979		
Changes during current period				
(a) Increases through issues Conversion of RDFAS employee options during current period	345,000	345,000	$0.633	$0.633
(b) Decreases through returns of capital, buybacks	0	0	0	0
Issued at 31 December 2006	88,806,979	88,806,979		
Options				
Issued at 30 June 2006	**2,135,000**	**0**		
Conversion of RDFAS employee options during current period	(345,000)	0		
Issued at 31 December 2006	**1,790,000**	**0**		
Performance Rights				
Issued at 30 June 2006	**0**	**0**		
Performance to 1 October 2007 – 15 months	350,230	0		
Performance to 1 October 2008 – 27 months	537,458	0		
Performance to 1 October 2009 – 3 years	731,702	0		
Issued at 31 December 2006	1,619,390	0		

NOTE 6 CORRECTION OF ERROR

Correction of error in not accruing property related costs in the previous financial year

Due to the inaccurate assessment of property related liabilities for previous financial years, the operating results for the half year ended 31 December 2005 have been restated. This error had the affect of overstating profit before tax by $63,000 and overstating tax expense by $25,000.

The comparative Balance Sheet at 30 June 2006 has also been restated, the error had the affect of understating trade creditors by $287,000, understating the Deferred Tax Asset by $115,000 and understating accumulated losses by $172,000.

Basic and diluted earnings per share for the prior half year have also been restated. The amount of the correction for both basic and diluted earnings per share was a reduction of $0.004 per share.

NOTE 7 COMMITMENTS AND CONTINGENCIES

There has been no change in contingent assets or liabilities since 30 June 2006 other than proceedings now initiated against the company in relation to the Structured equity funding for the Visible Voice Unit Trust referred to in note 21 (b) of the 30 June 2006 Annual Report. The directors are still of the view that the actions to date have not given rise to any liability to the company under the transaction.

NOTE 8 EVENTS AFTER BALANCE SHEET DATE

There were no significant events subsequent to 31 December 2006 and prior to the date of this report that have not been dealt with elsewhere in this report.

REDFLEX HOLDINGS LIMITED

DIRECTORS' DECLARATION FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors,

(a) the financial report of the consolidated entity:

(i) gives a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date of the consolidated entity, and

(ii) complies with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001, and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Graham Davie

Director

Redflex Holdings Limited

ABN 96 069 306 216

27 February 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Redflex Holdings Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Redflex Holdings Limited and the entities it controlled during the half-year, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the half-year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001.* This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Redflex Holdings Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.* We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Redflex Holdings Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the *Corporations Act 2001*, including:

    (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

    (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
Date: 27 February 2007

REDFLEX HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Se

File No: 82-34862

Redflex executes New Photo Enforcement Contract in the City of McKinney, Texas

23 February 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new contract with the City of McKinney, Texas

The City of McKinney, Texas
The City of McKinney is the county seat of Collin County and has a fulltime population in excess of 100,000. According to recent census data, this northern Dallas suburb is the fastest growing city in the USA for cities of similar populations.

Redflex was awarded this contract as a result of a comprehensive tender process.

The contract is for up to 30 intersections with a term of three years plus three, one-year automatic renewals.

"The contract with the City of McKinney marks the 14th Texas contract executed by Redflex since the beginning of the financial year 2007. It represents a very positive trend for us across this critical and rapidly expanding market" said Karen Finley, CEO of Redflex Traffic Systems

Redflex Traffic Systems Inc has contracts with more then 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex Wins Head-to-Head Pilot Competition in City of Corpus Christi, Texas

22 February 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new contract with the City of Corpus Christi, Texas. This contract resulted from a formal tender process and a competitive head-to-head field trial.

The City of Corpus Christi, Texas
The City of Corpus Christi has a daytime population of approximately 300,000, is the county seat of Nueces County, and is located on the South Texas coast.

Redflex was awarded this contract as a result of a formal Request for Proposal, customer reference checks, corporate office and customer site visits, and a competitive head-to-head pilot program.

The head-to-head pilot program required Redflex and two competitors (American Traffic Solutions and Siemens Energy and Automation) to install and operate a fully functional program for a period of 30 days. The City evaluated each vendor on factors that included program management, system performance, image quality, ease-of-use, and back-office capabilities. Upon conclusion of the City's due diligence and evaluation; Redflex was unanimously ranked #1.

The contract is for up to 10 intersections with a term of five years, plus two, one-year automatic renewals.

"It is rare for a City to require a head-to-head competition between multiple vendors. This challenge required the installation and operation of each vendor's latest technical solutions, and it enabled the City to truly evaluate vendors on their actual performance. As a result the sales process was simplified, enabling the City to evaluate each vendor's true operational competencies. The selection of Redflex in this environment demonstrates our proven and leading capabilities vis-à-vis the competition" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with more then 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END